Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of LGI Homes, Inc. and other registrants for the registration of debt securities, preferred stock, common stock, warrants, depositary shares, purchase contracts and units and to the incorporation by reference therein of our reports dated February 27, 2018, with respect to the consolidated financial statements of LGI Homes, Inc., and the effectiveness of internal control over financial reporting of LGI Homes, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas
August 24, 2018